EXHIBIT 99.2

WiLAN Provides Litigation Update

OTTAWA, Canada – March 8, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today provided a litigation update.

In January 2010, WiLAN sued LG Electronics, Inc. and LG Electronics U.S.A., Inc. (collectively, “LG”) for infringement of WiLAN’s V-Chip patent (U.S. Patent No. 5,828,402) in the United States District Court, Southern District of New York. In 2011, LG moved for summary judgment on numerous non-infringement and invalidity defenses as well as other affirmative defenses.

On March 7, 2012, U.S. District Judge Lewis A. Kaplan adopted most of the August 1, 2011 recommendations of U.S. Magistrate Judge Peck and issued a ruling in this case. The court ruled that LG did not infringe the patent on a claim construction issue and it granted LG’s motion for summary judgment.

The ruling is limited to only LG products with respect to patent infringement. It does not apply to the validity of the patent nor does it make any determinations regarding validity of the patent. The ruling does not affect WiLAN’s existing license agreements or V-Chip licensing program.

WiLAN remains confident of the validity of the patent and its wide applicability to the industry. The Company is further studying Judge Kaplan’s ruling and expects to file an appeal in the United States Court of Appeals for the Federal Circuit.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 255 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

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Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “expects to”, “remains confident” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, (1) the risks described in WiLAN’s November 8, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 9 months ended September 30, 2011 (the “MD&A”) starting at page 32 of the MD&A and (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF. Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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